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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)1

Stericycle, Inc. (Name of Issuer)
Common Stock, par value $.01 per share (Title of Class of Securities)
858912108 (CUSIP Number)
Thomas R. Reusché Madison Dearborn Partners, Inc. 70 West Madison Chicago, Illinois 60602 312/895-1000	John P. Connaughton Bain Capital, LLC 111 Huntington Avenue Boston, Massachusetts 02199 617/516-2000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
November 14, 2002 (Date of Event which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858912108	13D	Page 2 of 40 Pages

1	NAME OF REPORTING PERSON
Bain Capital Fund VI, L.P. 04-3405560

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,235,720 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,235,720 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,235,720 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.17%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 3 of 40 Pages

1	NAME OF REPORTING PERSON
Bain Capital Partners VI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,235,720 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,235,720 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,235,720 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.17%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 4 of 40 Pages

1	NAME OF REPORTING PERSON
BCIP Associates II 04-3404818

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
218,703 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
218,703 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
218,703 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 5 of 40 Pages

1	NAME OF REPORTING PERSON
BCIP Associates II-B 04-3404819

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
29,983 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
29,983 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.08%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 6 of 40 Pages

1	NAME OF REPORTING PERSON
BCIP Associates II-C 04-3424217

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
64,198 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
64,198 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,198 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 7 of 40 Pages

1	NAME OF REPORTING PERSON
BCIP Trust Associates II 04-3400371

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
62,581 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
62,581 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
62,581 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 8 of 40 Pages

1	NAME OF REPORTING PERSON
BCIP Trust Associates II-B 04-3400372

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,988 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
9,988 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,988 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.03%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 9 of 40 Pages

1	NAME OF REPORTING PERSON
PEP Investments Pty Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New South Wales, Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,119 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,119 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,119 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.01%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 10 of 40 Pages

1	NAME OF REPORTING PERSON
Bain Capital Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,625,292 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,625,292 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,625,292 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.13%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 11 of 40 Pages

1	NAME OF REPORTING PERSON
Sankaty High Yield Asset Partners, L.P. 04-3395139

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,983 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
44,983 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 12 of 40 Pages

1	NAME OF REPORTING PERSON
Sankaty High Yield Asset Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,983 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 13 of 40 Pages

1	NAME OF REPORTING PERSON
Sankaty Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,983 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 14 of 40 Pages

1	NAME OF REPORTING PERSON
Sankaty High Yield Partners II, L.P. 04-3490549

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
44,983 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
44,983 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 15 of 40 Pages

1	NAME OF REPORTING PERSON
Sankaty High Yield Asset Investors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,983 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 16 of 40 Pages

1	NAME OF REPORTING PERSON
Sankaty Investors II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,983 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,983 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,983 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.12%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 17 of 40 Pages

1	NAME OF REPORTING PERSON
Brookside Capital Partners Fund, L.P. 04-3313066

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
89,965 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
89,965 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,965 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.24%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 18 of 40 Pages

1	NAME OF REPORTING PERSON
Brookside Capital Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,965 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,965 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,965 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.24%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 19 of 40 Pages

1	NAME OF REPORTING PERSON
Brookside Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
89,965 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
89,965 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
89,965 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.24%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 20 of 40 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Capital Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,795,468 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,795,468 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,795,468 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.54%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 21 of 40 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Special Equity III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
39,868 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
39,868 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
39,868 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.11%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 22 of 40 Pages

1	NAME OF REPORTING PERSON
Special Advisors Fund I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,371 (See Item 5)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,371 (See Item 5)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,371 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 23 of 40 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,842,707 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,842,707 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,842,707 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.65%

14	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 858912108	13D	Page 24 of 40 Pages

1	NAME OF REPORTING PERSON
Madison Dearborn Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,842,707 (See Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,842,707 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,842,707 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.65%

14	TYPE OF REPORTING PERSON*
OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

        The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on November 11, 1999, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on September 10, 2001 and by Amendment No. 2 to Schedule 13D filed with the Commission on November 21, 2001 (as amended to the date hereof, the "Statement") by the persons named therein is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the "Amendment"). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement.

Item 2. Identity and Background.

        Item 2 of the Statement hereby is amended by deleting the existing Item 2 in its entirety and replacing it as follows:

        This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i)	Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(ii)	Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;
(iii)	BCIP Associates II ("BCIP II"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(iv)	BCIP Associates II-B ("BCIP II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(v)	BCIP Associates II-C ("BCIP II-C"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(vi)	BCIP Trust Associates II ("BCIPT II"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(vii)	BCIP Trust Associates II-B ("BCIPT II-B"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(viii)	PEP Investments Pty Limited ("PEP"), a New South Wales limited company, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(ix)
Bain Capital Investors, LLC ("BCI"), a Delaware limited liability company, as the sole general partner of BCP VI (which replaced to Bain Capital Investors VI, Inc. as the sole general partner of BCP VI) and the managing partner of BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B;
(x)	Sankaty High Yield Asset Partners, L.P. ("Sankaty"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(xi)	Sankaty High Yield Asset Investors, L.L.C. ("Sankaty LLC"), a Delaware limited liability company, as the sole general partner of Sankaty;
(xii)	Sankaty Investors, LLC ("Sankaty Investors"), a Delaware limited liability company, as the managing member of Sankaty LLC;
(xiii)	Sankaty High Yield Partners II, L.P. ("Sankaty II"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(xiv)	Sankaty High Yield Asset Investors II, LLC ("Sankaty II LLC"), a Delaware limited liability company, as the sole general partner of Sankaty II;
(xv)	Sankaty Investors II, LLC ("Sankaty Investors II"), a Delaware limited liability company, as the managing member of Sankaty II LLC;
(xvi)	Brookside Capital Partners Fund, L.P. ("Brookside"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(xvii)	Brookside Capital Investors, L.P. ("Brookside Investors"), a Delaware limited partnership, as the sole general partner of Brookside;

(xviii)	Brookside Capital Management, LLC, a Delaware limited liability company ("BCM"), as the sole general partner of the Brookside Investors;
(xix)	Madison Dearborn Capital Partners III, L.P. ("MDCP"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(xx)	Madison Dearborn Special Equity III, L.P. ("MDSE"), Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(xxi)	Special Advisors Fund I, LLC ("SAF"), a Delaware limited liability company, by virtue of its direct beneficial ownership of shares of Preferred Stock as set forth herein;
(xxii)	Madison Dearborn Partners III, L.P. ("MDP III"), a Delaware limited partnership, as the sole general partner of MDCP, MDSE and SAF; and
(xxiii)
Madison Dearborn Partners, LLC ("MDP"), a Delaware limited liability company, as the sole general partner of MDP III. Dispositive and voting powers of securities owned by MDP III is shared by MDP Inc. and an advisory committee of limited partners of MDP III (the "L.P. Committee").

        BCIP II, BCIP II-B, BCIP II-C, BCIPT II and BCIPT II-B are collectively referred herein as the "BCIP Entities." BCF VI, the BCIP Entities, PEP, Sankaty, Sankaty II and Brookside are collectively referred herein as the "Bain Investors." MDCP, MDSC and SAF are collectively referred herein as the "MDP Investors." The Bain Investors and the MDP Investors are collectively referred herein as the "Investors." The Bain Investors, BCP VI, BCI, Brookside Investors, BCM, Sankaty LLC, Sankaty Investors, Sankaty II LLC and Sankaty Investors II are collectively referred herein as the "Bain Reporting Persons." The MDP Investors, MDP III and MDP are collectively referred herein as the "MDP Reporting Persons." The Bain Reporting Persons and MDP Reporting Persons are collectively referred herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit A (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

        Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By their signature on this Statement, each of the Reporting Persons agrees that this Statement is filed on behalf of such Reporting Person.

        As more fully discussed herein, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

        Each of the Bain Investors is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI. BCI is principally engaged in the business of serving as the general partner for BCP VI and other entities and ultimate general partner of BCF VI and as the managing partner for the BCIP Entities. Brookside Investors is principally engaged in the business of serving as the general partner for Brookside. BCM is principally engaged in the business of serving as the general partner for Brookside Investors and ultimate general partner of Brookside. Sankaty LLC and Sankaty II LLC are principally engaged in the business of serving as the general partner for Sankaty and Sankaty II, respectively. Sankaty Investors and Sankaty Investors II are principally engaged in the business of serving as the managing member of Sankaty LLC and Sankaty II LLC, respectively, and ultimate general partners of Sankaty and Sankaty II, respectively.

        Attached as Schedule A to this Statement is information concerning the Bain Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

        Except as otherwise set forth herein, the business address of the Bain Reporting Persons is 111 Huntington Avenue, Boston Massachusetts, 02199. The principal business address of PEP is Level 34, The Chifley Tower, 2 Chifley Square, Sydney, New South Wales, Australia.

        Each of the MDP Investors is principally engaged in the business of investing in securities. MDP III is engaged primarily in the business of serving as the general partner for the MDP Entities. MDP is engaged primarily in the business of serving as the general partner for MDP III and ultimate general partner of the MDP Investors.

        Attached as Schedule B to this Statement is information concerning the MDP Reporting Persons and other persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

        The address of the principal business of the MDP Reporting Persons is 70 West Madison, Suite 3800, Chicago, Illinois 60602.

        During the past five years, none of the Reporting Persons or their executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, none of the Reporting Persons or their executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

        Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

        On November 14, 2002, the Investors sold an aggregate of 2,000,000 shares of Common Stock to the public pursuant to Rule 144 promulgated under the Securities Act at a price per share of $34.05. The table set forth below sets forth the number of shares sold by each of the Investors in the November 14, 2002 sale.

		Shares Beneficially Owned After Sale
	Shares Sold in Sale	Number	Percentage (1)
MDP Investors:
Madison Dearborn Capital Partners III, L.P.	974,365	1,795,468	4.5%
Madison Dearborn Special Equity III, L.P.	21,635	39,868	*
Special Advisors Fund I, LLC	4,000	7,371	*

Total	1,000,000	1,842,707	4.7%
Bain Investors:
Bain Capital Fund VI, L.P.	684,525	1,235,720	3.2
BCIP Associates II	121,150	218,703	*
BCIP Associates II-B	16,609	29,983	*
BCIP Associates II-C	35,562	64,198	*
BCIP Trust Associates II	34,667	62,581	*
BCIP Trust Associates II-B	5,533	9,988	*
PEP Investments Pty. Limited	2,281	4,119	*
Brookside Capital Partners Fund L.P.	49,837	89,965	*
Sankaty High Yield Asset Partners, L.P.	24,918	44,983	*
Sankaty High Yield Partners II, L.P.	24,918	44,983	*

Total	1,000,000	1,805,223	4.6%

*
Less than 1%.

(1)
The percentages in this column were calculated in accordance with Rule 13d-3 of the Exchange Act on the basis of a total of 37,769,319 shares of Common Stock outstanding as of November 7, 2002, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 (the "Form 10-Q").

        On July 26, 2002, Investors entered into an amendment and waiver agreement (the "Waiver Agreement") with the Company pursuant to which the parties agreed that the 3.375% payment-in-kind dividends payable on the shares of Preferred Stock ceased to accrue after May 31, 2002 (except in certain limited circumstances), and that the Certificate of Designation in respect of the rights and preferences of the Preferred Stock would be amended accordingly (subject to stockholder approval).

        Under the Waiver Agreement, the Investors also agreed with the Company to amend their existing Registration Rights Agreement to modify the Investors' right to three demand registrations. As amended and restated as of July 26, 2002, the Registration Rights Agreement provides that each of the Bain Investors and the MDP Investors has the right to two demand registrations, which may consist of two underwritten public offering.

        Under the Waiver Agreement, the Investors and the Company agreed in addition to amend their existing Corporate Governance Agreement to modify the Investors' right to name two directors to the Company's board of directors. As amended and restated as of July 26, 2002, the Corporate Governance Agreement provides that the right of the Bain Investors or MDP Investors, as the case may be, to name one director to the Company's board will terminate as to the applicable Investor group if and when the number of shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock held by such Investor group falls below 25% of the number of shares of Common Stock issuable upon conversion of the group's shares of Preferred Stock owned by such Investor group as of the purchase of those shares in November 1999.

        Copies of the Waiver Agreement, the Certificate of Amendment to the Certificate of Designation, the Amended and Restated Registration Rights Agreement, and the Amended and Restated Corporate Governance

Agreement have been filed as Exhibits 10.2, 3.1, 4.1 and 10.3, respectively, to the Company's Current Report on Form 8-K, as filed with the Commission on August 5, 2002, and are each incorporated by reference in this Amendment.

Item 5. Interest in Securities of the Issuer.

        As of November 15, 2002, each share of Preferred Stock (including accrued and unpaid dividends thereon) was convertible into approximately 124.39 shares of Common Stock. All assumed conversion numbers included in this Amendment are as of November 15, 2002 and reflect a 2-for-1 stock split effected by the Company on May 31, 2002.

        By virtue of its beneficial ownership of 9,934.34 shares of Preferred Stock, BCF VI beneficially owns 1,235,720 shares of Common Stock. Such 9,934.34 shares of Preferred Stock (assuming conversion of all such 9,934.34 shares of Preferred Stock into Common Stock) represent approximately 3.17% of the total number of outstanding shares of Common Stock issued and outstanding as reported in the Form 10-Q. BCF VI has sole voting and sole dispositive power with respect to such shares.

        BCP VI, as the sole general partner of BCF VI, may be deemed to share voting and dispositive power with respect to 1,235,720 shares of Common Stock currently held by BCF VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 3.17% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by BCP VI shall not be construed as an admission that BCP VI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI.

        By virtue of its beneficial ownership of 1,758.23 shares of Preferred Stock, BCIP II beneficially owns 218,703 shares of Common Stock. Such 1,758.23 shares of Preferred Stock (assuming conversion of all such 1,758.23 shares of Preferred Stock held by BCIP II into Common Stock) represent approximately 0.58% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIP II has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 241.04 shares of Preferred Stock, BCIP II-B beneficially owns 29,983 shares of Common Stock. Such 241.04 shares of Preferred Stock (assuming conversion of all such 241.04 shares of Preferred Stock held by BCIP II-B into Common Stock) represent approximately 0.08% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIP II-B has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 516.11 shares of Preferred Stock, BCIP II-C beneficially owns 64,198 shares of Common Stock. Such 516.11 shares of Preferred Stock (assuming conversion of all such 516.11 shares of Preferred Stock held by BCIP II-C into Common Stock) represent approximately 0.17% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIP II-C has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 503.11 shares of Preferred Stock, BCIPT II beneficially owns 62,581 shares of Common Stock. Such 503.11 shares of Preferred Stock (assuming conversion of all such 503.11 shares of Preferred Stock held by BCIPT II into Common Stock) represent approximately 0.17% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIPT II has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 80.29 shares of Preferred Stock, BCIPT II-B beneficially owns 9,988 shares of Common Stock. Such 80.29 shares of Preferred Stock (assuming conversion of all such 80.29 shares of Preferred Stock held by BCIPT II-B into Common Stock) represent approximately 0.03% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCIPT II-B has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 33.11 shares of Preferred Stock, PEP beneficially owns 4,119 shares of Common Stock. Such 33.11 shares of Preferred Stock (assuming conversion of all such 33.11 shares of Preferred Stock into Common Stock) represent approximately 0.01% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. PEP has sole voting and sole dispositive power with respect to such shares.

        BCI, as the sole general partner of BCP VI, may be deemed to share voting and dispositive power with respect to 1,235,720 shares of Common Stock currently held by BCP VI (assuming conversion of all of the shares of Preferred Stock held by BCF VI into Common Stock), which represents approximately 3.17% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. BCI, as the managing partner of the BCIP Entities, may be deemed to share voting and dispositive power with respect to 385,453 shares of Common Stock currently held by the BCIP Entities (assuming conversion of all of the shares of Preferred Stock held by the BCIP Entities into Common Stock), which represents approximately 1.01% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. In addition, by power of attorney, BCI has the right to vote and dispose of the securities owned by PEP. The filing of this Statement by BCI shall not be construed as an admission that BCI is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by BCF VI, the BCIP Entities or PEP.

        By virtue of its beneficial ownership of 723.26 shares of Preferred Stock, Brookside beneficially owns 89,965 shares of Common Stock. Such 723.26 shares of Preferred Stock (assuming conversion of all such 723.26 shares of Preferred Stock into Common Stock) represent approximately 0.24% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. Brookside has sole voting and sole dispositive power with respect to such shares.

        Brookside Investors, as the sole general partner of Brookside, may be deemed to share voting and dispositive power with respect to 89,965 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred held by Brookside into Common Stock), which represents approximately 0.24% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Brookside Investors shall not be construed as an admission that Brookside Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

        BCM, as the sole general partner of Brookside Investors, may be deemed to share voting and dispositive power with respect to 89,965 shares of Common Stock currently held by Brookside (assuming conversion of all of the shares of Preferred Stock held by Brookside into Common Stock), which represents approximately 0.24% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Brookside Inc. shall not be construed as an admission that BCM is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Brookside.

        By virtue of its beneficial ownership of 361.64 shares of Preferred Stock, Sankaty beneficially owns 44,983 shares of Common Stock. Such 361.64 shares of Preferred Stock (assuming conversion of all such 361.64 shares of Preferred Stock into Common Stock) represent approximately 0.12% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. Sankaty has sole voting and sole dispositive power with respect to such shares.

        Sankaty LLC, as the sole general partner of Sankaty, may be deemed to share voting and dispositive power with respect to 44,983 shares of Common Stock currently held by Sankaty (assuming conversion of all of the shares of Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.12% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty LLC shall not be construed as an admission that Sankaty LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

        Sankaty Investors, as the managing member of Sankaty LLC, may be deemed to share voting and dispositive power with respect to 44,983 shares of Common Stock currently held by Sankaty (assuming conversion of all of the Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.12% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty Investors shall not be construed as an admission that Sankaty Investors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty.

        By virtue of its beneficial ownership of 361.64 shares of Preferred Stock, Sankaty II beneficially owns 44,983 shares of Common Stock. Such 361.64 shares of Preferred Stock (assuming conversion of all such 361.64 shares of Preferred Stock into Common Stock) represent approximately 0.12% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. Sankaty has sole voting and sole dispositive power with respect to such shares.

        Sankaty II LLC, as the sole general partner of Sankaty II, may be deemed to share voting and dispositive power with respect to 44,983 shares of Common Stock currently held by Sankaty (assuming conversion of all of the shares of Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.12% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty II LLC shall not be construed as an admission that Sankaty II LLC is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty II.

        Sankaty Investors II, as the managing member of Sankaty II LLC, may be deemed to share voting and dispositive power with respect to 44,983 shares of Common Stock currently held by Sankaty II (assuming conversion of all of the Preferred Stock held by Sankaty into Common Stock), which represents approximately 0.12% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by Sankaty Investors II shall not be construed as an admission that Sankaty Investors II is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by Sankaty II.

        By virtue of its beneficial ownership of 14,434.33 shares of Preferred Stock, MDCP beneficially owns 1,795,468 shares of Common Stock. Such 14,434.33 shares of Preferred Stock (assuming conversion of all such 14,434.33 shares of Preferred Stock into Common Stock) represent approximately 4.54% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. MDCP has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 320.51 shares of Preferred Stock, MDSE beneficially owns 39,868 shares of Common Stock. Such 320.51 shares of Preferred Stock (assuming conversion of all such 320.51 shares of Preferred Stock into Common Stock) represent approximately 0.11% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. MDSE has sole voting and sole dispositive power with respect to such shares.

        By virtue of its beneficial ownership of 59.26 shares of Preferred Stock, SAF beneficially owns 7,371 shares of Common Stock. Such 59.26 shares of Preferred Stock (assuming conversion of all such 59.26 shares of Preferred Stock into Common Stock) represent approximately 0.02% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. SAF has sole voting and sole dispositive power with respect to such shares.

        MDP III, as the sole general partner of the MDP Investors, may be deemed to share voting and dispositive power with respect to 1,842,707 shares of Common Stock currently held by the MDP Investors (assuming conversion of all of the shares of Preferred Stock held by the MDP Investors into Common Stock), which represents approximately 4.65% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by MDP III shall not be construed as an admission that MDP III is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by the MDP Investors.

        MDP, as the sole general partner of MDP III, may be deemed to share voting and dispositive power with respect to 1,842,707 shares of Common Stock currently held by MDP III (assuming conversion of all of the shares of Preferred Stock held by MDP III into Common Stock), which represents approximately 4.65% of the total number of outstanding shares of Common Stock as reported in the Form 10-Q. The filing of this Statement by MDP shall not be construed as an admission that MDP is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares held by MDP III.

        The Bain Investors and the MDP Investors formally terminated the Inter-Investor Agreement on November 14, 2002. As a result of the termination of the Inter-Investor Agreement, the Bain Investors and the MDP Investors are no longer a "group" for purposes of Section 13(d)(3) of the Exchange Act.

        Neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this statement for the purpose of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 7. Material to be filed as Exhibits.

        Exhibit A—Joint Filing Agreement.

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to 13D Statement is true, complete and correct.

Date: November 20, 2002	BAIN CAPITAL FUND VI, L.P.
	By:	Bain Capital Partners VI, L.P., its General Partner
	By:	Bain Capital Investors LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BAIN CAPITAL PARTNERS VI, L.P.
	By:	Bain Capital Investors LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BAIN CAPITAL INVESTORS, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY HIGH YIELD ASSET PARTNERS, L.P.
	By:	Sankaty High Yield Asset Investors, LLC, its General Partner
	By:	Sankaty Investors, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY HIGH YIELD ASSET INVESTORS, LLC
	By:	Sankaty Investors, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY INVESTORS, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact

Date: November 20, 2002	SANKATY HIGH YIELD PARTNERS II, L.P.
	By:	Sankaty High Yield Asset Investors, II, LLC, its General Partner
	By:	Sankaty Investors II, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY HIGH YIELD ASSET INVESTORS II, LLC
	By:	Sankaty Investors II, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY INVESTORS II, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BROOKSIDE CAPITAL PARTNERS FUND, L.P.
	By:	Brookside Capital Investors, L.P., its General Partner
	By:	Brookside Capital Management, LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BROOKSIDE CAPITAL INVESTORS, L.P.
	By:	Brookside Capital Management, LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BROOKSIDE CAPITAL MANAGEMENT, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BCIP ASSOCIATES II BCIP TRUST ASSOCIATES II BCIP ASSOCIATES II-B BCIP TRUST ASSOCIATES II-B BCIP ASSOCIATES II-C
	By:	Bain Capital Investors, LLC, their Managing Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact

Date: November 20, 2002	PEP INVESTMENTS PTY LIMITED
	By:	Bain Capital Investors, LLC, its Attorney-in-Fact
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	MADISON DEARBORN CAPITAL PARTNERS III, L.P.
	By:	Madison Dearborn Partners III, L.P., its General Partner
	By:	Madison Dearborn Partners, LLC, its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	MADISON DEARBORN SPECIALTY EQUITY III, L.P.
	By:	Madison Dearborn Partners III, L.P. its General Partner
	By:	Madison Dearborn Partners, LLC its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	SPECIAL ADVISORS FUND I, LLC
	By:	Madison Dearborn Partners III, L.P. its Manager
	By:	Madison Dearborn Partners, LLC, its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	MADISON DEARBORN PARTNERS III, L.P.
	By:	Madison Dearborn Partners, LLC, its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	MADISON DEARBORN PARTNERS, LLC
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:

SCHEDULE A

        Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI"). Bain Capital Investors, LLC ("BCI") is the sole general partner of BCP VI. BCI is the managing general partner for BCIP Associates II, BCIP Associates II-B, BCIP Associates II-C, BCIP Trust Associates II and BCIP Trust Associates II-B. The following persons are members and/or executive officers of BCI as Managing Directors: Joshua Bekenstein, Edward Conard, John P. Connaughton, Paul B. Edgerley, Robert C. Gay, Michael A. Krupka, Mark E. Nunnelly, Stephen G. Pagliuca, Robert F. White, Dwight Poler, Andrew Balson, Steve Barnes, Michael Goss, Matthew Levin, Ian Loring, James Nahirny and Jeffrey Schwartz. In addition, Roy Edgar Brakeman III, Jonathan S. Lavine and Domenic Ferrante are also members of BCI.

        Brookside Capital Investors, L.P. ("Brookside Investors") is the sole general partner of Brookside Capital Partners Fund, L.P. ("Brookside"). Brookside Capital Management, LLC ("BCM") is the sole general partner of Brookside Investors. Roy Edgar Brakeman, III is the Managing Member of BCM. In addition, the following persons serve as executive officers for Brookside: Roy Edgar Brakeman, III (Managing Director); and Domenic Ferrante (Managing Director); and Michael Goss (Managing Director).

        Sankaty High Yield Asset Investors, LLC ("Sankaty LLC") is the sole general partner of Sankaty High Yield Asset Partners, L.P. ("Sankaty"). Sankaty Investors, LLC ("Sankaty Investors") is the Managing Member of Sankaty LLC. Jonathan S. Lavine is the Managing Member of Sankaty Investors. In addition, the following persons serve as executive officers for Sankaty: Jonathan S. Lavine (Managing Director and Chief Investment Officer); Diane J. Exter (Managing Director and Portfolio Manager), Kristin Mugford (Managing Director and Portfolio Manager); and Michael Goss (Managing Director).

        Sankaty High Yield Asset Investors II, LLC ("Sankaty II LLC") is the sole general partner of Sankaty High Yield Partners II, L.P. ("Sankaty II"). Sankaty Investors II, LLC ("Sankaty Investors II") is the Managing Member of Sankaty II LLC. Jonathan S. Lavine is the Managing Member of Sankaty Investors II. In addition, the following persons serve as executive officers of Sankaty II: Jonathan S. Lavine (Managing Director and Chief Investment Officer); Diane J. Exter (Managing Director and Portfolio Manager), Kristian Mugford (Managing Director and Portfolio Manager); and Michael Goss (Managing Director).

        Unless otherwise noted, the business address for each of the foregoing persons is 111 Huntington Avenue, Boston, MA 02199. The business address for Mr. Conard is Bain Capital NY, LLC, 745 5th Avenue, New York, NY 10151 and for Mr. Poler is Bain Capital, LTD, 12 St. James Square, London SW1Y4RB, United Kingdom. Unless otherwise noted, the principal occupation of each of the foregoing persons is serving as a Managing Director of Bain Capital, LLC and/or its affiliates.

SCHEDULE B

        Madison Dearborn Partners III, L.P. ("MDP III") is the sole general partner of Madison Dearborn Capital Partners III, L.P. ("MDCP III"), Madison Dearborn Special Equity III, L.P. ("MDSE III") and Special Advisors Fund I LLC ("SAF"). Madison Dearborn Partners, LLC ("MDP") is the sole general partner of MDP III. The directors and executive officers of MDP are as follows: John A. Canning, Jr. (Director, executive officer and President); Paul J. Finnegan (Managing Director); William J. Hunckler, III (Managing Director); Samuel M. Mencoff (Managing Director); Paul R. Wood (Managing Director); Justin S. Huscher (Managing Director); Benjamin D. Chereskin (Managing Director); Thomas R. Reusche (Managing Director); James N. Perry, Jr. (Managing Director); Nicholas W. Alexos (Managing Director); Timothy P. Sullivan (Managing Director); Gary J. Little (Managing Director); David F. Mosher (Managing Director); and Robin P. Selati (Managing Director). The business address for each of the foregoing persons is 70 West Madison, Suite 3800, Chicago, IL 60602. The principal occupation of each of the foregoing persons is serving as a Managing Director of MDP.

Exhibit A

SCHEDULE 13D JOINT FILING AGREEMENT

        The undersigned and each other person executing this joint filing agreement (this "Agreement") agree as follows:

          (i)  The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13D to which this Exhibit is attached and such Schedule 13D is filed on behalf of the undersigned and each other person executing this Agreement; and

        (ii)  The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

        This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

* * * * * *

        In Witness Whereof, the undersigned have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date set forth opposite their name.

Date: November 20, 2002	BAIN CAPITAL FUND VI, L.P.
	By:	Bain Capital Partners VI, L.P., its General Partner
	By:	Bain Capital Investors LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BAIN CAPITAL PARTNERS VI, L.P.
	By:	Bain Capital Investors LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date November 20, 2002	BAIN CAPITAL INVESTORS, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY HIGH YIELD ASSET PARTNERS, L.P.
	By:	Sankaty High Yield Asset Investors, LLC, its General Partner
	By:	Sankaty Investors, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY HIGH YIELD ASSET INVESTORS, LLC
	By:	Sankaty Investors, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date November 20, 2002	SANKATY INVESTORS, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact

Date: November 20, 2002	SANKATY HIGH YIELD PARTNERS II, L.P.
	By:	Sankaty High Yield Asset Investors, II, LLC, its General Partner
	By:	Sankaty Investors II, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY HIGH YIELD ASSET INVESTORS II, LLC
	By:	Sankaty Investors II, LLC, its Managing Member
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	SANKATY INVESTORS II, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BROOKSIDE CAPITAL PARTNERS FUND, L.P.
	By:	Brookside Capital Investors, L.P., its General Partner
	By:	Brookside Capital Management, LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BROOKSIDE CAPITAL INVESTORS, L.P.
	By:	Brookside Capital Management, LLC, its General Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BROOKSIDE CAPITAL MANAGEMENT, LLC
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	BCIP ASSOCIATES II BCIP TRUST ASSOCIATES II BCIP ASSOCIATES II-B BCIP TRUST ASSOCIATES II-B BCIP ASSOCIATES II-C
	By:	Bain Capital Investors, LLC, their Managing Partner
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact

Date: November 20, 2002	PEP INVESTMENTS PTY LIMITED
	By:	Bain Capital Investors, LLC, its Attorney-in-Fact
	By:	/s/ Dennis M. Myers
	Name:	Dennis M. Myers
	Title:	Attorney-in-Fact
Date: November 20, 2002	MADISON DEARBORN CAPITAL PARTNERS III, L.P.
	By:	Madison Dearborn Partners III, L.P., its General Partner
	By:	Madison Dearborn Partners, LLC, its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	MADISON DEARBORN SPECIALTY EQUITY III, L.P.
	By:	Madison Dearborn Partners III, L.P. its General Partner
	By:	Madison Dearborn Partners, LLC its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	SPECIAL ADVISORS FUND I, LLC
	By:	Madison Dearborn Partners III, L.P. its Manager
	By:	Madison Dearborn Partners, LLC, its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	MADISON DEARBORN PARTNERS III, L.P.
	By:	Madison Dearborn Partners, LLC, its General Partner
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:
Date: November 20, 2002	MADISON DEARBORN PARTNERS, LLC
	By:	/s/ Thomas R. Reusche
	Name:	Thomas R. Reusche
Title:

QuickLinks

  Item 2. Identity and Background.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES
SCHEDULE A
SCHEDULE B
  Exhibit A